TEKLA HEALTHCARE OPPORTUNITIES FUND

2 Liberty Square, 9th Floor

Boston, MA 02109

VIA EDGAR

July 25, 2014

Catherine Courtney Gordon

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-0504

Re:                             Tekla Healthcare Opportunities Fund

Registration Statement on Form N-2

File Nos. 333-195076; 811-22955

Dear Ms. Gordon:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Tekla Healthcare Opportunities Fund (“Registrant”) hereby requests that the effective date of the above-referenced Registration Statement on Form N-2 be accelerated so that the Registration Statement may become effective at 1:00 pm, Eastern Time, on July 28, 2014, or as soon as practicable thereafter.

In connection with this request, the Registrant hereby acknowledges that (i) should the U.S. Securities and Exchange Commission (“Commission”) or its staff, acting pursuant to delegated authority, declare the Registration Statement effective, such action will not foreclose the Commission from taking any action with respect to the Registration Statement; (ii) the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, will not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Registrant may not assert such action as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

The Registrant requests that notification of such effectiveness be made by telephone call to Lisa R. Price of Dechert LLP, legal counsel to the Registrant, at 212-649-8795.

Very truly yours,

TEKLA HEALTHCARE OPPORTUNITIES FUND

By:	/s/ Daniel R. Omstead
Name:	Daniel R. Omstead
Title:	President

July 25, 2014

Ms. Catherine C. Gordon

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-0504

Tekla Healthcare Opportunities Fund

Registration Statement on Form N-2
File Nos. 333-195076 and 811-22955

Dear Ms. Gordon:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we, on behalf of the several underwriters, wish to advise you that distribution of the Registration Statement on Form N-2 as filed on April 4, 2014 and the Preliminary Prospectus dated June 26, 2014, began on June 26, 2014 and is expected to conclude at approximately 5:00 p.m., Eastern Time, on July 28, 2014, with anticipated distribution results as follows: a limited number of Registration Statements have or will be sent to underwriters and approximately 80,000 copies of the Preliminary Prospectus have or will be sent to underwriters, dealers and institutions.

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of the underwriters of the offering of common shares of beneficial interest of Tekla Healthcare Opportunities Fund (the “Fund”), hereby joins in the request of the Fund for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 1:00 p.m., Eastern Time, on July 28, 2014 or as soon thereafter as practicable after the filing of Pre-Effective Amendment No. 4 to the Registration Statement.

Sincerely,

WELLS FARGO SECURITIES, LLC

On behalf of the Several Underwriters

By: WELLS FARGO SECURITIES, LLC

By:	/s/ Jerry Raio
Jerry Raio
Managing Director